                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             AMERICABILIA.COM, INC.
             (Exact Name of Registrant as specified in its charter)

                 Florida                               65-0142472
----------------------------------------   ------------------------------------
    (STATE OR OTHER JURISDICTION OF         (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)

     9155 Las Vegas Boulevard
             Suite 242                                    89123
         Las Vegas, Nevada                 ------------------------------------
----------------------------------------                (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE 702-914-8411
                                                            ------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

         TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED

                  None                                     N/A
----------------------------------------   ------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock, $.001 par value
                    ------------------------------------------
                                (TITLE OF CLASS)

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

         americabilia.com, Inc., ("americabilia") is engaged in direct Internet merchandising of American-themed collectibles, gifts and memorabilia. americabilia manufactures and assembles its own products and also purchases products from a number of sources. All of these products are then marketed and sold over its Internet shopping site, www.americabilia.com. americabilia strives to offer its customers a broad selection of products, a convenient shopping experience and competitive pricing.

         americabilia.com, a Nevada corporation ("americabilia.com Nevada") was formed on March 2, 1999 to engage in the merchandising of American-themed collectibles and gifts. On August 11, 1999, americabilia.com Nevada acquired the outstanding capital stock of Veltre Enterprises, Inc., a Nevada corporation, dba Unique Images. Unique Images is in the business of designing and manufacturing Hollywood and sports memorabilia for fine art and memorabilia galleries. Unique Images also provides high volume and custom picture framing services using computerized joiner and mat cutting equipment. The purchase price paid for Unique Images consisted of (i) $200,000 in cash,
(ii) a Promissory Note in the original principal amount of $200,000 and (iii) 100,000 shares of the Rule 506 common stock of americabilia.com Nevada. The Promissory Note was paid in full in November 1999. As part of the purchase, americabilia.com Nevada agreed to lease from Mr. Keith Veltre and his affiliates the premises that are used for Unique Images' business operations as well as certain business equipment.

         americabilia was originally organized under the laws of the state of Florida on August 22, 1989 under the name First Zurich Investments, Inc. On November 15, 1996, the name of the entity was changed to Terra International Pharmaceuticals, Inc. On September 7, 1999, the entity's name was changed to americabilia.com, Inc. On September 17, 1999, americabilia conducted a recapitalization through the merger of americabilia.com Nevada with and into Worldwide Collectibles, Inc., a Nevada corporation and a wholly owned subsidiary of americabilia formed for the purpose of the merger. Pursuant to an Agreement of Merger dated September 14, 1999, each of the former stockholders of americabilia.com Nevada received one (1) share of americabilia's common stock, $.001 par value per share ("Common Stock"), in exchange for their shares of americabilia.com Nevada. As a result of the acquisition, a total of 6,115,000 shares of Rule 506 Common Stock were issued to the former shareholders of americabilia.com Nevada. Prior to its acquisition of americabilia.com Nevada, americabilia did not have any operations.

         Unless the context otherwise requires, all references to americabilia include its wholly-owned subsidiaries, Veltre Enterprises, Inc., a Nevada corporation, and Worldwide Collectibles, Inc., a Nevada corporation. americabilia's executive offices are located at 9155 Las Vegas Boulevard, Suite 242, Las Vegas, Nevada 89123; telephone number (702) 914-8411.

BUSINESS OF THE ISSUER

GENERAL DESCRIPTION OF BUSINESS

         americabilia engages in the direct merchandising of American-themed collectibles, gifts, and memorabilia, primarily through its Internet shopping site. americabilia also offers products through its Las Vegas showroom and sells its products through auctions on the eBay Web site. americabilia intends to continue offering products on eBay as a means of making potential customers aware of americabilia's Web site.

         americabilia was formed to capitalize on the opportunity for online retailing of collectibles and memorabilia. americabilia believes that the collectibles and memorabilia industry is particularly suited to online retailing. An online seller has virtually unlimited online shelf space and can offer customers a vast selection through an efficient search and retrieval interface. This is particularly valuable in the collectibles and memorabilia market because the extraordinary number of different items precludes even the largest physical store from economically stocking more than a small number of available products. Beyond the benefits of selection, purchasing products online is more convenient than shopping in a physical store because the products can be purchased 24 hours a day and shopping does not require a trip to a store. Products can be shipped directly to the customer's home or office. americabilia believes that customers may buy more products because they have more hours to shop, can act immediately on a purchase impulse and can locate products that are hard to find. Because the online store has a global reach, it can deliver an extremely broad selection to customers in rural, international or other locations that cannot support large-scale physical stores. americabilia will strive to offer its customers compelling value through the use of technology, broad product selection, a high level of customer service and competitive pricing. As an online retailer, americabilia has virtually unlimited online shelf space and can offer customers a large selection of products through an efficient search and retrieval interface. americabilia offers more than 2,000 products.

         americabilia's objective is to be the leading online retailer of collectibles and memorabilia. To attain this objective, it will be necessary for americabilia to build strong brand recognition by promoting, advertising and increasing its brand equity and visibility through a variety of marketing and promotional techniques. As its business develops, americabilia may advertise on leading Web sites.

GROWTH OF THE INTERNET AND ONLINE COMMERCE

         The Internet is an increasingly significant global medium for communications, content and online commerce. International Data Corporation ("IDC") estimates that the number of Web users will grow from approximately 150 million worldwide in 1998 to approximately 500 million worldwide by the end of 2003. The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $40 billion worldwide in 1998 to approximately $900 billion worldwide in 2003. The Internet gives companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having the burdensome costs of managing and maintaining a significant retail store infrastructure or the continuous printing and mailing costs of catalog marketing. Growth in Internet usage has been fueled by a number of factors, including the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers. The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, just as retail stores, mail-order catalogs and television shopping have done. Online retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations. The minimal cost to publish on the Web, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Because of these advantages over traditional retailers, online retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. An increasingly broad base of products is being sold successfully online, including computers, travel services, brokerage services, automobiles, music and books.

PRODUCTS

         americabilia offers a broad range of collectibles, gifts, and memorabilia, most of which are replicas, and some of which will be authentic restored merchandise, including Coca-Cola bottle dispenser machines. americabilia offers more than 2,000 products ranging from original autographed photos and collectibles of Hollywood Stars, Famous Sports Athletes, and Rock `n Roll Legends to Jukeboxes and Coca-Cola Machines.

         Merchandise offered will have a broad price range, from a low end of $15 to $20 for such items as coffee mugs and die-cast cars to a high end of up to $6,500 for such items as love seats made from the rear end of a 1957 Chevrolet Bel Air, to a full-size floor model Wurlitzer Jukebox, to rare and authenticated autographed photos and collectibles. americabilia anticipates that its average sale will range from $50 to $100.

         Most products to be offered by americabilia will be supplied by authorized manufacturers of trademark registered companies, such as Coca-Cola, Star Wars, Star Trek, Pepsi, Chevrolet, Harley-Davidson, NASCAR, Disney, Warner Bros., and various Hollywood and entertainment personalities such as Elvis Presley, Marilyn Monroe, James Dean, and John Wayne, as well as a number of famous sports figures. americabilia's acquisition of Unique Images will allow it to also design and manufacture its own Hollywood and sports memorabilia and to offer these products on its Web site.

         americabilia believes that the market for collectibles and memorabilia is well suited to online retailing. An online retailer has virtually unlimited online shelf space and can offer customers a vast selection through an efficient search and retrieval interface. This is particularly valuable in the collectibles and memorabilia market because the extraordinary number of different items precludes even the largest physical store from economically stocking more than a small minority of available products. Furthermore, unlike with clothing or other personal products, consumers can make educated purchase decisions using online information. Collectibles and memorabilia can be selected effectively through online descriptions.

INTERNET SHOPPING SITE

         americabilia's Web site uses Shopsite Web hosting software. americabilia's Web site is physically located on a server owned and maintained by InterLand Incorporated in Atlanta, Georgia.

         americabilia's Web site features a "secure server" shopping cart for online ordering and tracking of product shipment. A primary feature of the Web site is its interactive, searchable catalog of more than 2,000 products. americabilia provides search tools to find products primarily based on categories such as sports, television stars, movie stars, music artists, political and historical, game room and home theater, beverage collectibles, Coca-Cola collectibles, hot collectibles, cartoons, science fiction, neon and electric art, transportation and metal signs. americabilia also plans to offer free e-mail notification services which will be designed to automatically notify customers when a new product that matches their criteria becomes available.

         Through americabilia's Web site, customers are able to order products, conduct targeted searches, browse from among highlighted product offerings, participate in promotions and check order status. Clicking with the mouse on any of the products pulls up more information about the product, as well as a button which, if clicked, adds the product to the customer's order. Customers can add and remove products from their shopping baskets as they browse prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the buy button and are prompted to supply shipping and credit card details, either by e-mail or by telephone.

         Customers are offered a variety of delivery services, including overnight and various international shipping options. americabilia's system automatically confirms each order by e-mail to the customer within minutes after the order is placed and advises customers by e-mail shortly after orders are shipped.

         americabilia ships products from its Las Vegas, Nevada facilities via the U.S. Postal Service and UPS. In some instances, americabilia has made arrangements for larger products to be drop-shipped by the manufacturer or supplier directly to americabilia's customer.

         americabilia sources product from a network of distributors. americabilia has implemented the necessary shipping and inventory control capacity to enable it to provide a rapid response to customer requests. Most of americabilia's products are available for shipment within 24 hours for delivery within two to four business days. Items too large for conventional shipping may be shipped via freight. If an item is backordered, the customer is notified immediately via e-mail.

         All products are shipped with a customer satisfaction guarantee, which includes credit, refund or exchange of product which is damaged, defective, or unsatisfactory to the customer in any way, provided the product is returned in "like-new" condition in its original packaging box with the customer's receipt within 30 days.

         americabilia intends to participate in The Council of Better Business Bureau's BBBONLINE-Registered Trademark- Privacy Program and to comply with its privacy standards. This will allow americabilia to display the BBBONLINE-Registered Trademark- compliance seal on its Web site. The BBBONLINE-Registered Trademark- Privacy Program provides verification, monitoring and review of Web sites and customer dispute resolution services. Through the BBBONLINE-Registered Trademark- Privacy Program, customers can check americabilia's history and obtain contact information and assurance that americabilia stands behind its advertising claims.

         americabilia has obtained a Thawte Digital Certificate to register its right to use the domain name "americabilia.com." This certificate authenticates americabilia for purposes of secure online transactions.

MARKETING AND PROMOTION

         americabilia's marketing strategy is designed to strengthen the americabilia.com brandname, increase customer traffic to its Web site, build strong customer loyalty and maximize repeat purchases. americabilia intends to build customer loyalty by both creatively applying technology to deliver planned personalized programs and services, as well as through creative and flexible merchandising. americabilia will be able to provide increasingly targeted and customized services by using the extensive customer preference and behavioral data obtained as a result of its online experience and market share. The Internet allows rapid and effective experimentation and analysis and instant user feedback, which americabilia intends to incorporate in its merchandising. In contrast to traditional direct-marketing efforts, americabilia's planned personalized notification services will be designed to send customers customized notices at their request. americabilia hopes that these customized notices will increase the number of visitors that make purchases at its site, will encourage repeat visits and purchases and will assist customer retention. Loyal, satisfied customers also generate word-of-mouth advertising and awareness and are able to reach thousands of other customers and potential customers because of the reach of online communication.

         americabilia intends to employ a variety of media, program and product development, business development and promotional activities to achieve these goals. americabilia's Web site has been registered with key search engine/online web sites, including Yahoo, HotBot, Lycos, WebCrawler, Excite, Infoseek, AltaVista, Northern Light, Whatyouseek, GoTo, Snap and AOL Netfind. In the future, americabilia may place advertisements on various high-profile and high-traffic conduit Web sites. americabilia is investigating the use of link exchanges and paid banner advertising and in the future, americabilia may advertise through the use of banners that encourage readers to click through directly to americabilia's Web site. americabilia will also engage in a program of print advertising in specialized newspapers and magazines.

         americabilia believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases depends, in part, on the strength of its customer support and service operations and staff. Furthermore, americabilia values frequent communication with and feedback from its customers in order to continually improve the store and its services. americabilia offers e-mail addresses to enable customers to request information and to encourage feedback and suggestions. americabilia's customer support and service personnel will be responsible for handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments.

MARKET AND COMPETITION

         The market for collectibles and memorabilia is large and relatively fragmented. Although the market for collectibles and antiques is worldwide, americabilia anticipates that the majority of customers will be from the United States (with more than 80 million households currently connected to the Internet, according to a study by IntelliQuest Research), as well as Japan, Western Europe and the United Kingdom. americabilia believes that collectible and memorabilia Web sites currently doing business on the Internet generally lack product selection and customer appeal. americabilia has attempted to select a product line which will not only fill a niche in Internet marketing, but will also have a broad appeal for collectors of all types of American-themed collectibles and memorabilia.

         The online commerce market, particularly over the Internet, is new, rapidly evolving and intensely competitive. americabilia expects this competition to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. americabilia believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, reliability and speed of fulfillment. Many of americabilia's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than americabilia. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

         Certain of americabilia's competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than americabilia. Increased competition over time may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that americabilia will be able to compete successfully against current and future competitors, and competitive pressures faced by americabilia may have a material adverse effect on americabilia's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, americabilia may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations.

         New technologies and the expansion of existing technologies may increase the competitive pressures on americabilia. For example, client-agent applications that select specific products from a variety of Web sites may channel customers to companies that compete with americabilia. In addition, companies that control access to transactions through network access or Web browsers could promote americabilia's competitors or charge americabilia a substantial fee for inclusion.

SEASONALITY

         americabilia anticipates that its business will be seasonal with higher than average sales occurring in the fourth calendar quarter as a result of holiday gift purchases. Some companies marketing products over the Internet may experience in excess of a majority of their sales in the fourth calendar quarter each year.

EMPLOYEES AND CONSULTANTS

         americabilia currently employs eighteen (18) full time employees and five (5) part time employees at its Las Vegas, Nevada locations to handle product production, administration and shipping. In addition, seven (7) of americabilia's shareholders currently work for americabilia without compensation. It is anticipated that americabilia's management will continue to conduct all aspects of americabilia's business until sales generate cash flow sufficient to permit the payment of salaries. americabilia believes that its relations with its employees are good. americabilia anticipates that within the next twelve months, americabilia will need to hire additional personnel for shipping and sales. americabilia also may hire additional management personnel.

         americabilia intends to start paying compensation to existing management and increase compensation for other employees at such time and in such amounts as determined by americabilia's officers and directors in their sole discretion.

TRADENAME

         In April, 1999, americabilia filed a federal trademark application for "americabilia."

INVESTMENT RISKS

         The following is a discussion of the risks that are unique to an investment in americabilia and that could have an adverse impact on its business, operating results and financial condition. Risks that are applicable to investments in all companies in general are not discussed in this section.

         LIMITED OPERATING HISTORY; ANTICIPATED LOSSES; ACCUMULATED DEFICIT. americabilia has only a limited operating history on which to base an evaluation of its business and prospects. americabilia's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for americabilia include, but are not limited to, an evolving and unpredictable business model and the management of growth. It is anticipated that americabilia may initially incur substantial losses and these losses are expected to continue through the third quarter of 2000. As of December 31, 1999, americabilia had an accumulated deficit of approximately $350,000.

         NEED FOR ADDITIONAL FINANCING. americabilia needs to raise additional capital from outside sources in order to sustain its operations until such time as it can conduct its operations on a profitable basis. Accordingly, americabilia recently commenced a private placement of Units of its securities, pursuant to which americabilia seeks to raise up to $5,000,000 in gross proceeds. americabilia is dependent on and intends to use the proceeds of that offering to acquire inventory, for advertising, to upgrade its Web site and server and for working capital. americabilia anticipates, based on currently proposed plans and assumptions relating to its operations, that the proceeds of its private placement, together with projected cash flow from operations and available cash resources, will be sufficient to satisfy its anticipated cash requirements for the next twelve months. If the gross proceeds from the private placement are less than $5,000,000, however, americabilia's ability to implement its plan of operations will be hindered and the planned expenditures towards acquiring inventory and advertising may not be made. In the event that americabilia's plans change, its assumptions change or prove to be inaccurate or the proceeds of the offering and cash flow prove to be insufficient to fund operations (due to smaller than anticipated revenues, unanticipated expenses, delays, problems, difficulties or otherwise), americabilia would be required to seek additional financing sooner than anticipated or to curtail its business activities.

         INTRODUCTION OF NEW PRODUCTS. americabilia believes its future prospects depend on its ability not only to successfully market its existing products, but also to introduce new products that achieve market acceptance. The market for memorabilia is characterized by the need to develop and introduce new products. There is always the potential threat of new entrants offering competitive products. There can be no assurance that americabilia will be able to identify or market such additional products successfully or that americabilia will be able to respond effectively to new product offerings by competitors. In particular, if americabilia fails to successfully anticipate customer demand for new products or otherwise makes incorrect decisions pertaining to new products, americabilia could be adversely affected both by the loss of anticipated revenue and, possibly, its competitors' increase in their established bases of customers. americabilia may also experience delays in the introduction of new products, resulting in delay or loss of revenues. There can be no assurance that announcements of new product offerings will not cause customers to defer purchasing existing americabilia products.

         RELIANCE ON SUPPLIERS. americabilia will purchase a majority of its products from in excess of 70 vendors and, accordingly, americabilia is substantially dependent upon its relationships with its vendors. americabilia believes that based upon its prior sales and the popularity of certain of its items, it will be able to acquire sufficient inventory to ship its products without interruption. Accordingly, americabilia intends to carry more inventory of its more popular products and minimal inventory of other products. americabilia relies to a large extent on rapid fulfillment from its vendors. americabilia has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that americabilia's current vendors will continue to sell merchandise to americabilia on current terms or that americabilia will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If americabilia were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected.

         CONTROL BY MANAGEMENT. americabilia's officers and directors will beneficially own approximately 26% of americabilia's outstanding Common Stock. Such persons together with their adult children who also own Common Stock of americabilia, acting together, will be in a position to control americabilia, elect a majority of americabilia's directors, increase the authorized capital, dissolve, merge, or sell the assets of americabilia and generally direct the affairs of americabilia.

         NO ASSURANCE OF PUBLIC MARKET. There is currently only a limited public trading market for the Common Stock. There can be no assurance that a regular trading market for the Common Stock will develop or that, if developed, it will be sustained. Factors such as the financial results or acquisition of additional businesses may have a significant impact on the ability of americabilia to operate profitably. This may in turn have a significant impact on the market price of the Common Stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly Internet and technology companies, with common stock that trades in the over-the-counter market, have experienced wide fluctuations which have not necessarily been related to the operating performance of such companies.

         NO DIVIDENDS. americabilia has not paid any cash dividends to date and does not expect to pay dividends for the foreseeable future. americabilia intends to retain earnings, if any, as necessary to finance the operation and expansion of its business.

ITEM 2.  FINANCIAL INFORMATION

         SELECTED FINANCIAL INFORMATION

         The summary financial information set forth below has been derived from americabilia's financial statements and should be read in conjunction with the financial statements and notes thereto, included elsewhere in this Registration Statement. The operations amounts do not cover a full year since americabilia was formed in 1999. The operations amounts do not include a full year of the results for the acquired companies as the acquisitions occurred during the fiscal year.

OPERATIONS DATA:

                                                                                     PERIOD FROM MARCH 2, 1999
                                                                                               THROUGH
                                                                                          DECEMBER 31, 1999
                                                                             ---------------------------------------
Revenues......................................................               $                  662,231
Total expenses................................................                                1,055,188
Net loss......................................................                                 (349,551)
Loss per share................................................                                   (0.08)
Weighted average shares outstanding...........................                                4,172,576

BALANCE SHEET DATA
                                                                             ---------------------------------------
                                                                                          DECEMBER 31, 1999
                                                                             ---------------------------------------
Working capital...............................................               $                 746,261
Total assets..................................................                               1,473,908
Total liabilities.............................................                                 283,693
Stockholders' equity..........................................                               1,190,215

---------------------------


         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         The following discussion should be read in conjunction with, and is qualified in its entirety by, our financial statements, including the notes thereto, and the other financial information included elsewhere in this prospectus. The period from March 2, 1999 through December 31, 1999 is referred to as "fiscal 1999". Because this is the first year of operations for americabilia, there are no comparative amounts for prior periods.

DESCRIPTION OF BUSINESS

         americabilia is engaged in direct internet merchandising of American-themed collectibles, gifts, and memorabilia. americabilia manufactures and assembles its own products and also purchases products from a number of sources. americabilia products are marketed on an internet shopping site, www.americabilia.com. americabilia strives to offer its customers a broad selection of products, a convenient shopping experience, and competitive pricing. americabilia commenced with organizational and operational activities on March 2, 1999 in Nevada as americabilia.com.


         americabilia offers both framed memorabilia which it manufactures and products which it acquires from suppliers. Generally, the products acquired from suppliers are purchased by americabilia, shipped by the supplier to americabilia's facilities in Nevada and held in inventory until sale and shipment to customers. In selected instances, americabilia purchases products from suppliers which drop ship the products to americabilia's customers. During the fourth quarter of 1999, drop shipped products represented 1.05% of sales. In each instance, americabilia acquires title to the product from the supplier and has all risks and rewards of ownership of the product. In each instance, americabilia and not the supplier bears the risk of collection. In the case the customer returns the product, the product is returned to americabilia and held by americabilia in inventory for sale to a future customer. americabilia acts as principal and not agent in connection with all product sales.


         On August 11, 1999, americabilia acquired the outstanding capital stock of Veltre Enterprises, Inc. dba Unique Images. Unique Images designs and manufactures Hollywood and sports memorabilia for fine art and memorabilia galleries. Unique Images also provides high volume and custom picture framing services. Unique Images uses computerized joiner and mat cutting equipment. The purchase price paid for Unique Images consisted of (i) $200,000 in cash, (ii) a Promissory Note in the original principal amount of $200,000 and (iii) 100,000 shares of the Rule 506 common stock of americabilia.com Nevada. The stock was issued at its fair value on the issue date of $1.00 per share or $100,000 in total. The Promissory Note was paid in full in November 1999. As part of the purchase, americabilia.com Nevada agreed to lease from Mr. Keith Veltre and his affiliates the premises that are used for Unique Images' business operations as well as certain business equipment.

         americabilia was originally organized under the laws of the state of Florida on August 22, 1989 under the name First Zurich Investments, Inc. On November 15, 1996, the name of the entity was changed to Terra International Pharmaceuticals, Inc. On September 7, 1999, the entity's name was changed to americabilia.com, Inc. On September 17, 1999, americabilia conducted a recapitalization through the merger of americabilia.com Nevada with and into Worldwide Collectibles, Inc., a Nevada corporation and a wholly owned subsidiary of americabilia formed for the purpose of the merger. Pursuant to an Agreement of Merger dated September 14, 1999, each of the former stockholders of americabilia.com Nevada received one (1) share of Common Stock, in exchange for their shares of americabilia.com Nevada. As a result of the acquisition, a total of 6,115,000 shares of common stock were issued to the former shareholders of americabilia.com Nevada. Prior to its acquisition of americabilia.com Nevada, americabilia did not have any operations. For accounting purposes, the acquisition has been treated as a recapitalization of americabilia.com with americabilia.com as the acquirer (reverse merger). As a result of this transaction americabilia became a publicly traded company.

         The recapitalization was accounted for by adjusting common stock by $537 for the 537,690 shares of common stock held by the shareholders at the time that the entity was known as Terra International Pharmaceuticals, Inc. In addition, because the net assets of Terra International Pharmaceuticals, Inc. were $0, paid in capital was decreased by an amount equal to the par value of the 537,690 shares. Prior to the reverse merger, Terra Pharmaceuticals had no operations. The companies involved in the recapitalization included Terra Pharmaceuticals, Terra's wholly owned subsidiary, Worldwide Collectibles, and americabilia.com Nevada. Unique Images is a wholly owned subsidiary of Worldwide Collectibles.


REVENUES

         americabilia's revenues reached $662,231 in fiscal 1999 due to $294,009 in revenues from sales by World Wide Collectibles, (a wholly owned subsidiary of americabilia.com) and external sales of $368,223 from Unique Images whose operations were acquired on August 11, 1999. External sales refers to sales to third parties, excluding intercompany sales by Unique Images to Worldwide Collectibles, Inc.

EXPENSES

         Cost of sales in fiscal 1999 were $415,330 as a result of product costs of Worldwide Collectibles and of $272,778 from Unique Images whose operations were acquired on August 11, 1999. Costs of sales include cost of the product plus associated freight costs to acquire and ship the product. Costs of sales also include direct labor and related payroll benefits associated with the manufacturing (for wholesale products), stocking, packaging, and shipping of products. Worldwide Collectibles, the retail segment, had a gross margin for fiscal 1999 of $10,914 or 3% of revenues. Unique Images, the wholesale segment, had gross margin for fiscal 1999 of $146,924 or 39% of revenues. Retail gross margin was low due to aggressive pricing of product to develop americabilia's customer base. General and administrative expenses (including marketing) were $557,310 in fiscal 1999.

These expenses reflect americabilia's recognition of opening expenses (expenses incurred to establish the business and costs prior to commencement of operations) and general and administrative expenses. General and administrative expenses for the period from March 2, 1999 (Inception) through December 31, 1999 include marketing expenses of $126,009, professional and legal expenses of $156,963, facility expenses including utilities of $60,345, salaries and benefits of office personnel of $137,600 (including the costs of contributed salaries). All other expenses were $76,393. Several officers of americabilia are currently not receiving salaries. However contributed salary expense has been recognized in the form of contributed capital.

OTHER INCOME (EXPENSE)

         Interest expense in fiscal 1999 increased to $13,648 as a result of loans of World Wide Collectibles and of Unique Images whose operations were acquired on August 11, 1999. Interest expense from loans to officers and directors of $3,779 for the period from March 2, 1999 (inception) through December 31, 1999 is included in interest expense. Interest income and other income in fiscal 1999 increased to $12,405 as a result of interest on cash in interest bearing bank accounts of World Wide Collectibles and of Unique Images whose operations were acquired on August 11, 1999

LOANS FROM RELATED PARTIES

         As of September 30, 1999, Henry E. Cartwright, americabilia's Chairman of the Board and Gary Moore, americabilia's President, have each loaned americabilia $50,000. Each of these loans bear interest at the rate of eight percent (8%) per annum and are all due and payable on July 1, 2000. In addition, Mr. Cartwright sold americabilia inventory owned by him for a promissory note in the amount of $31,943 payable on the same terms as the loans mentioned above.

         During July 1999, americabilia accepted notes totaling $200,000 from six shareholders in connection with the issuance of shares of americabilia's Common Stock. The notes bear interest at a rate of 8% per annum with all principal and interest due July 31, 2004. During 1999, Mr. Cartwright, americabilia's Chairman, exchanged $67,778 of his note payable for the same amount of the notes receivable of two of the above-mentioned shareholders. In addition, Mr. Moore, americabilia's President, exchanged $33,889 of his note payable for the note payable of one of the remaining shareholders mentioned above.

NET INCOME (LOSS)

         The Net Loss in fiscal 1999 increased to $349,551 as a result of corporate operations and due to the results of operations for World Wide Collectibles and from Unique Images whose operations were acquired on August 11, 1999 due to matters discussed above.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1999, americabilia had cash and cash equivalents of $323,127. americabilia had working capital of $792,861 and shareholders equity of $1,190,215. The cash increased during fiscal 1999 as a result of the issuance of stock and as a result of two loans from officers of americabilia.

         Cash flow from operations is expected to be sufficient to pay operating costs of americabilia during fiscal 2000. However americabilia expects to raise additional funds through a combination of private placements, public offerings of its stock or bank loans in order to expand operations and increase its technical infrastructure and inventory. However, there can be no assurance that any additional financing, if needed to meet liquidity needs, will be available to us on favorable terms or at all. There can be no assurance that our estimate of foreseeable liquidity needs is accurate or that no new business developments or other unforeseen events will not occur, any of which could result in the need to raise additional funds. We expect that the adequacy of our operating cash flow will depend upon:

       -   customer acceptance of our products;

       - the continued development of the Internet market as a source for our products;

       -   the intensity of our competition;

       -   the efficiency of operations;

       - the depth of customer demand, and the effectiveness of our marketing and promotional efforts:

RECENTLY ISSUED ACCOUNTING STANDARDS

         The Financial Accounting Standards Board recently issued FAS No. 137, `Deferral of FAS 133 Accounting for Derivatives' which delays the implementation of that pronouncement to June 15, 2000. americabilia has not determined what effect, if any, that FAS 133 may have on our results of operations.

YEAR 2000

         In the past, many computer software programs were written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This situation is generally referred to as the "Year 2000 Problem". If such situation occurs, the potential exists for computer system failures or miscalculations by computer programs, which could disrupt operations.

         americabilia has conducted a comprehensive review of its computer systems and other systems for the purpose of assessing its potential Year 2000 Problem. Based upon this review, americabilia's management believes such systems are compliant.

         All costs related to the Year 2000 Problem were expensed as incurred, while the cost of new hardware and software is capitalized and amortized over its expected useful life. The costs associated with Year 2000 compliance have not been and are not anticipated to be material to americabilia's financial position or results of operations. As of December 31, 1999, americabilia incurred costs of approximately $2,000, primarily for analysis by internal labor, related to the system applications. americabilia does not anticipate spending any additional amounts on Year 2000 compliance matters since all of its software and hardware was Year 2000 compliant when purchased in fiscal 1999.

         In addition, americabilia has communicated with its major suppliers and vendors to determine their state of readiness relative to the Year 2000 Problem and its possible exposure to Year 2000 issues with any such party. The suppliers have responded indicating that they have reached operational sustainability in all areas. However, there can be no guarantee that the systems of other companies, which americabilia's systems may rely upon, have been converted or representations made to americabilia by these parties are accurate. As a result the failure of a major vendor or supplier to adequately address their Year 2000 Problem could have a significant adverse impact on americabilia's operations.

         As a result of various external risk factors, americabilia could be adversely impacted and the effect could be material regardless of the readiness of its own systems. The most reasonable worst case scenario - if one or more of americabilia's suppliers, or its web site provider, experiences Year 2000 problems that impact their ability to provide their services, americabilia's operations could be adversely impacted. americabilia has developed, and continues to update and revise, contingency plans to address the identified risks. As of the date of this Registration Statement, nothing has come to americabilia's attention that would indicate that any of its computer systems are unable to operate accurately after January 1, 2000. However, americabilia has been advised that the consequences of a Year 2000 failure may not become apparent for several weeks following January 1, 2000. Should americabilia experience any problems, its response will include seeking other suppliers who have demonstrated fully compliant systems and the impact on its results of operations could be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         americabilia invests its cash and cash equivalents in FDIC insured savings accounts which, by their nature, are not subject to interest rate fluctuation.

         As of December 31, 1999, americabilia had $55,700 in borrowings. The borrowings are primarily related to capitalized leases which, by their nature, are not subject to interest rate fluctuations.

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1997 provides a "safe harbor" for certain forward-looking statements. Certain matters discussed in this filing could be characterized as forward-looking statements such as statements relating to plans for future expansion, as well as other capital spending, financing sources and effects of regulation and competition. Such forward-looking statements involve important risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.

ITEM 3.  DESCRIPTION OF PROPERTY

PROPERTY

         americabilia currently occupies approximately 6,500 square feet of office/retail/warehouse space at a cost of $3,250 per month pursuant to a lease that expires on June 1, 2000 with an option to extend for an additional three
(3) year term. americabilia has leased an additional 4,500 square feet of space at a cost of

$2,250 per month for a term which commences on August 1, 1999 and expires on June 1, 2000, with an option to extend the lease for an additional three (3) year term.

         Unique Images occupies approximately 7,616 square feet of office/ production space which it leases for $5,000 per month pursuant to a lease which expires on September 1, 2009 with an option to extend for two five year periods. The building is owned by the wife of the president of Unique Images.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of February 29, 2000 by
(i) each person who is known by americabilia to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock,
(ii) each of americabilia's directors and executive officers and (iii) all directors and executive officers as a group. Each stockholder listed below has sole voting power and investment power with respect to the shares beneficially owned by such person.

                                                                        NUMBER OF                   PERCENTAGE
NAME AND ADDRESS                                                         SHARES                       OWNED
---------------------------------------------------------       ----------------------         ---------------------
Gary Moore(1)                                                             559,000                      8.4%
Henry E. Cartwright(1)                                                    500,000                      7.5%
Keith Veltre(2)                                                           500,000                      7.5%
Paul Heroy(1)                                                             345,000                      5.2%
Tom Pitch(1)                                                              335,000                      5.0%
Dixie Cartwright(1)                                                       125,000                      1.9%
Joseph P. Flynn(3)                                                         50,000                       (4)
Dalton L. Conners(5)                                                       46,900                       (4)
All Directors and Officers
as a group (6 persons)                                                   1,780,900                    26.8%

---------------

(1)      Address is 9155 Las Vegas Boulevard South, Suite 242, Las Vegas, Nevada
         89123.

(2)      Address is 6080 East Burnham Avenue, Suite 28, Las Vegas, Nevada 89119.

(3)      Address is 8236 E. Sands Drive, Scottsdale, AZ 85255.

(4)      Less than one percent.

(5)      Address is 32 Paladin Court, Henderson, NV 89014.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of americabilia are as follows:

                 NAME                          AGE                                 POSITION
--------------------------------------     ----------     -------------------------------------------------------
Henry E. Cartwright                            60          Chairman of the Board of Directors
Gary Moore                                     54          President and Director
Joseph Flynn                                   60          Director
Keith Veltre                                   28          Director
Dalton L. Conners                              54          Director
Dixie Cartwright                               60          Secretary and Treasurer

         Mr. Cartwright has served as Chairman of the Board of americabilia since September 1999. Mr. Cartwright is a private investor in numerous real estate, lending transactions and other ventures. Mr. Cartwright served as Chairman of the Board of Major Video Corp. from December 1982 until its merger with Blockbuster Entertainment Corporation in January 1989. In September 1993, Mr. Cartwright founded Back to the 50's, Inc., a company that sold 50's and 60's memorabilia through a mail order catalog and showroom. Back to the 50's, Inc. was acquired by Crowne Ventures, Inc. in November 1995. Mr. Cartwright served as director of Crowne Ventures, Inc. from 1995 until he resigned in April 1998.

         Mr. Moore has served as the President of americabilia and as director since September 1999. Mr. Moore is a private investor. Mr. Moore was the President and Chief Operations Officer of Major Video Corp. from 1984 until its merger with Blockbuster Entertainment Corp. in 1989. Mr. Moore continues to be a Blockbuster Video franchisee.

         Mr. Flynn has served as a director of americabilia since September 1999. From 1987 through the present, Mr. Flynn has been the legal counsel for Gaelic Management, Inc., which provides legal, management, franchise, merger and acquisitions and operations consulting to restaurant, real estate development, communications, aircraft maintenance and athletic supply chains for affiliated and unrelated domestic and international companies.

         Mr. Veltre has served as a director of americabilia since September 1999 and President of Veltre Enterprises, Inc. dba Unique Images, a subsidiary of americabilia. Unique Images is a supplier of novelty and autographed collectibles that was founded by Mr. Veltre in 1996.

         Mr. Conners has served as a director of americabilia since September 1999. Since 1998, Mr. Conners has been a private investor and financial consultant. For thirty years prior thereto, Mr. Conners was employed in the commercial banking business and served in the positions of Vice President and Branch Manager, Area Sale Manager, Manager Automobile Lending Center and Senior Commercial Real Estate Officer.

         Mrs. Cartwright has served as the Secretary and Treasurer of americabilia since September 1999. Mrs. Cartwright is a private investor. From 1983 until 1989, Mrs. Cartwright managed all aspects of the office operations of Major Video Corp. From 1993 to 1995, Mrs. Cartwright managed all aspects of the office and financial operations of Back to the 50's, Inc.

         Each director serves for a term of one year or until his or her successor has been elected and qualified. Each executive officer serves at the pleasure of the Board of Directors. Henry E. Cartwright and Dixie Cartwright are husband and wife. Gary Moore and Dixie Cartwright are brother and sister.

ITEM 6.  EXECUTIVE COMPENSATION

         COMPENSATION OF OFFICERS AND DIRECTORS. The following table sets forth the cash compensation americabilia paid to its executive officers for services rendered from its inception in March 1999 through December 31, 1999.

                              ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                     ---------------------------------------------  ----------------------------
                                                                                      COMMON
                                                         OTHER        RESTRICTED      SHARES          ALL OTHER
                                                        ANNUAL           STOCK       UNDERLYING      COMPENSATION
         NAME AND      YEAR      SALARY      BONUS   COMPENSATION        AWARDS       OPTIONS            n (1)
         POSITION                                                         ($)          GRANTED
                                                                                    (# SHARES)
--------------------- ------- -----------  -------- --------------- -------------- --------------- ----------------
Gary Moore,            1999        -0-        -0-         -0-            -0-             -0-             -0-
President

Keith Veltre,          1999     26,000(1)
President of Unique
Images

--------------------
(1) Represents salary paid to Mr. Veltre since September 1999 following americabilia's acquisition of Unique Images.

          Since its inception in March 1999, americabilia has paid no salaries to any of its executive officers other than Keith Veltre, the President of Unique Images. No salaries have been accrued although amounts have been included in the income statement and as contributed capital for the value of such services. It is anticipated that payment of salaries will commence at such time as americabilia's operations have generated sufficient cash flow to enable the payment of salaries. americabilia has not yet determined the amount or timing of the payment of salaries to its executive and management personnel and will do so in the discretion of its officers and directors. Directors do not receive compensation for their services.

         EMPLOYMENT CONTRACTS. americabilia has an employment contract with Keith Veltre, the President of americabilia's wholly-owned subsidiary, Veltre Enterprises, Inc. The employment contract with Mr. Veltre is for a period of five years commencing in September 1999 and provides for compensation of $6,500 per month.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

LOANS FROM RELATED PARTIES

         As of September 30, 1999, Henry E. Cartwright, americabilia's Chairman of the Board and Gary Moore, americabilia's President, have each loaned americabilia $50,000. Each of these loans bear interest at the rate of eight percent (8%) per annum and are all due and payable on July 1, 2000. In addition, Mr. Cartwright sold americabilia inventory owned by him for a promissory note in the amount of $31,943 payable on the same terms as the loans mentioned above.

         During July 1999, americabilia issued notes totaling $200,000 to six shareholders in connection with the issuance of shares of americabilia's Common Stock. The notes bear interest at a rate of 8% per annum with all principal and interest due July 31, 2004. During 1999, Mr. Cartwright, americabilia's Chairman, exchanged $67,778 of his note payable for the same amount of the notes receivable of two of the above-mentioned shareholders. In addition, Mr. Moore, americabilia's President, exchanged $33,889 of his note payable for the note payable of one of the remaining shareholder mentioned above.

ACQUISITION

         On August 11, 1999, americabilia.com Nevada acquired all of the outstanding common stock of Veltre Enterprises, Inc. dba Unique Images.
Unique Images was wholly owned by Keith Veltre who at the time of the transaction owned 8% of the common stock of americabilia.com Nevada. The purchase price paid for Unique Images consisted of (i) $200,000 in cash,
(ii) a Promissory Note in the original principal amount of $200,000 and
(iii) 100,000 shares of common stock of americabilia.com Nevada. The stock was issued at its fair value of $1.00 per share on the date of issuance or $100,000 in total. The Promissory Note was paid in full in November 1999.
As part of the purchase, americabilia agreed to lease from Mr. Keith Veltre and his affiliates the premises that are used for Unique Images' business operations as well as certain business equipment.


ITEM 8.  LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which americabilia or the property of americabilia is subject. In addition, no other such proceedings are known to be contemplated against americabilia.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON AMERICABILIA'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         americabilia's Common Stock has been listed on the OTC Bulletin Board under the symbol "ABIL" since September 16, 1999. Set forth in the following table are the high and low bid quotations for americabilia's Common Stock for each of the quarters of the fiscal year ended December 31, 1999 during which the Common Stock was listed. americabilia considers its Common Stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

QUARTER ENDED                       HIGH             LOW
-------------                       ----             ---
September 30, 1999                  $ 20.60          $10.75
December 31, 1999                   $ 14.31          $9.50


         As of February 29, 2000, there were approximately 560 record holders of americabilia's Common Stock.

         americabilia has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of americabilia's business.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         During the last three years americabilia sold unregistered shares of its Common Stock in only one transaction. In August 1999, pursuant to an Agreement and Plan of Reorganization dated August 31, 1999, the holders of all of the issued and outstanding capital shares of americabilia.com Nevada transferred those shares to americabilia in exchange for americabilia's issuance of 6,115,000 shares of Common Stock. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Rule 506 under the 1933 Act.

ITEM 11. DESCRIPTION OF SECURITIES.

COMMON STOCK

         americabilia is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of the date hereof, 6,652,692 shares are issued and outstanding and held of record by approximately 550 persons. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally. The approval of proposals submitted to shareholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Florida law and americabilia's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of americabilia to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion or subscription rights.

STOCK OPTION PLAN

         americabilia has adopted a 1999 Stock Option Plan ("Plan"), which permits americabilia to grant options to its employees, officers, directors, consultants and independent contractors. americabilia may issue an aggregate of 600,000 shares of Common Stock pursuant to the Plan. The Plan is governed by the board of directors, which has the power to determine the terms of any options granted, including the exercise price, the number of shares subject to the option, and the exercisability thereof. Options under the Plan generally are not transferable, and each option is exercisable during the lifetime of the optionee only by such optionee. Stock options can be exercised at any time before expiration after they are vested. As of the date of this Registration Statement, americabilia has granted options under the Plan to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $1.00 to certain employees of its subsidiary, Unique Images.

DIVIDENDS

         americabilia has never paid dividends and does not anticipate the payment of cash dividends on its common stock in the foreseeable future.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

FLORIDA STATUTES

Section 607.0850 of the General Corporation law of the State of Florida provides as follows:

         "Section 607.0850 --Indemnification of officers, directors, employees, and agents.--

         (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

         (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

                  (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

                  (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

                  (c) By independent legal counsel:

                           1. Selected by the board of directors prescribed in
paragraph (a) or the committee prescribed in paragraph (b); or

                           2. If a quorum of the directors cannot be obtained
for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

                  (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

         (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

         (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

         (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

                  (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

                  (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

                  (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

                  (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

         (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

                  (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

                  (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

                  (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

         (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

         (11) For purposes of this section:

                  (a) The term "other enterprises" includes employee benefit plans;

                  (b) The term "expenses" includes counsel fees, including those for appeal;

                  (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

                  (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

                  (e) The term "agent" includes a volunteer;

                  (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

                  (g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

         (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section."

BYLAWS

         americabilia's Amended and Restated Bylaws provide for the indemnification of americabilia's directors, officers, employees, or agents under certain circumstances as follows:

                                   "ARTICLE VI

               INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES,
                                AND OTHER AGENTS

                  Section 1. ACTIONS OTHER THAN BY THE CORPORATION. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                  Section 2. ACTIONS BY THE CORPORATION. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                  Section 3. SUCCESSFUL DEFENSE. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

                  Section 4. REQUIRED APPROVAL. Any indemnification under Sections 1 and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                           (a) By the stockholders;

                           (b) By the board of directors by majority vote of a
quorum consisting of directors who were not parties to the act, suit or proceeding;

                           (c) If a majority vote of a quorum consisting of
directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                           (d) If a quorum consisting of directors who were not
parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                  Section 5. ADVANCE OF EXPENSES. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                  Section 6. OTHER RIGHTS. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article VI:

                           (a) Does not exclude any other rights to which a
person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                           (b) Continues for a person who has ceased to be a
director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                  Section 7. INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

                  Section 8. RELIANCE ON PROVISIONS. Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

                  Section 9. SEVERABILITY. If any of the provisions of this Article are held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

                  Section 10. RETROACTIVE EFFECT. To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors."

ITEM 13. FINANCIAL STATEMENTS.

         See pages F-1 through F-32.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Deloitte & Touche LLP, Las Vegas, Nevada, was engaged as americabilia's independent accountants. Prior to engaging Deloitte & Touche LLP as its independent auditors, americabilia did not consult Deloitte & Touche LLP regarding (i) either the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on americabilia's financial statements, or (ii) any matter that was the subject of a disagreement or was a reportable event.

ITEM 15. INDEX TO EXHIBITS

     EXHIBIT NO.
2.1      Agreement and Plan of Reorganization dated August 31, 1999(1)

3.1      Certificate of Incorporation of americabilia(1)

3.2      Amended and Restated Bylaws of americabilia(1)

3.3      Amendment to Articles of Incorporation filed June 20, 1996(1)

3.4      Amendment to Articles of Incorporation filed November 15, 1996(1)

3.5      Amendment to Articles of Incorporation filed September 7, 1999(1)

4.1      Specimen of Common Stock Certificate(1)

10.1     americabilia's 1999 Stock Option Plan(1)

10.2     Stock Purchase Agreement between americabilia and Keith Veltre dated July 23, 1999(1)

10.3     Employment Agreement between americabilia and Keith Veltre, dated August 11, 1999(1)

10.4     Promissory Note of americabilia in favor of Henry E. Cartwright dated November 30, 1999(1)

10.5     Promissory Note of americabilia in favor of Gary Moore dated November 30, 1999(1)

10.6     Lease Agreement between americabilia and KPT REMIC Loan LLC dated May 7, 1999(1)

10.7     Commercial Lease Agreement between americabilia and Tricia Veltre dated as of September 1, 1999(1)

21.1     Subsidiaries(1)

27.1     Financial Data Schedule(1)

-----------------------------

(1) Filed as an exhibit to americabilia's Registration Statement on Form 10 dated March 3, 2000 (SEC File No. 0-29781) and incorporated herein by reference.

                          INDEX TO FINANCIAL STATEMENTS

AMERICABILIA.COM, INC.

         Independent Auditors' Reports..........................................................................F-1

         Consolidated Balance Sheet as of December 31, 1999.....................................................F-2

         Consolidated Statement of Operations for the period from March 2, 1999 (date of inception)
           through December 31, 1999............................................................................F-4

         Consolidated Statement of Stockholders' Equity for the period from March 2, 1999
           (date of inception) through December 31, 1999........................................................F-5

         Consolidated Statement of Cash Flows for the period from March 2, 1999
           (date of inception) through December 31, 1999........................................................F-6

         Notes to Consolidated Financial Statements ............................................................F-7

UNIQUE IMAGES, INC.

         Independent Auditors' Reports.........................................................................F-22

         Balance Sheets as of August 10, 1999 and December 31, 1998 and 1997...................................F-23

         Statements of Income for the period from January 1, 1999 to August 10, 1999 and the years ended December 31, 1998, 1997 and 1996....................................................F-24

         Statements of Stockholders' Equity from January 1, 1999 to August 10, 1999 and the years ended December 31, 1998, 1997 and 1996....................................................F-25

         Statements of Cash Flows from January 1, 1999 to August 10, 1999 and the years ended December 31, 1998, 1997 and 1996....................................................F-26

         Notes to Consolidated Financial Statements ...........................................................F-27

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         Pro Forma Consolidated Statement of Operations for the year ended December 31, 1999...................F-33

         Notes to Pro Forma Consolidated Financial Statements..................................................F-35


INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
americabilia.com, Inc.

We have audited the accompanying consolidated balance sheet of americabilia.com, Inc. (the "Company") as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from March 2, 1999 (date of inception) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1999, and the consolidated results of its operations and its cash flows for the period from March 2, 1999 (date of inception) through December 31, 1999, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 5, 2000

AMERICABILIA.COM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999
-------------------------------------------------------------------------------


ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                               $  323,127
  Accounts receivable, net                                                                   236,583
  Inventories                                                                                446,448
  Prepaid expenses and deposits                                                               23,796
                                                                                         -----------
           Total current assets                                                            1,029,954
                                                                                         -----------
PROPERTY AND EQUIPMENT, Net                                                                  154,399

GOODWILL, Net                                                                                282,061

OTHER ASSETS                                                                                   7,494
                                                                                         -----------
TOTAL                                                                                     $1,473,908
                                                                                         -----------
                                                                                         -----------

See accompanying notes to consolidated financial statements.

                                                                                         (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                                   $  224,422
  Current portion of long-term debt                                                            9,122
  Income taxes payable                                                                         3,549
                                                                                         -----------
           Total current liabilities                                                         237,093
                                                                                         -----------
LOANS FROM SHAREHOLDERS                                                                       34,508

LONG-TERM DEBT, Less current portion                                                          12,092
                                                                                         -----------
           Total liabilities                                                                 283,693
                                                                                         -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value; authorized 50,000,000 shares; 6,652,690 shares
    issued and outstanding                                                                     6,653
  Additional paid-in capital                                                               1,637,525
  Notes receivable from shareholders for stock                                             (104,412)
  Accumulated deficit                                                                      (349,551)
                                                                                         -----------
           Total stockholders' equity                                                      1,190,215
                                                                                         -----------
TOTAL                                                                                     $1,473,908
                                                                                         -----------
                                                                                         -----------
See accompanying notes to consolidated financial statements.

                                                                                                  (Concluded)

AMERICABILIA.COM, INC. AND SUBSIDIARIES



CONSOLIDATED STATEMENT OF OPERATIONS
PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999
-------------------------------------------------------------------------------

REVENUES:
  Retail/wholesale                                                                                 $   662,231
  Cost of sales                                                                                        415,330
                                                                                                   -----------
           Gross profit                                                                                246,901

OPERATING EXPENSES:
  General and administrative expenses                                                                  431,301
  Marketing expenses                                                                                   126,009
  Depreciation and amortization                                                                         34,368
  Organization costs                                                                                    34,532
                                                                                                   -----------
           Total operating expenses                                                                    626,210
                                                                                                   -----------
LOSS FROM OPERATIONS BEFORE INTEREST AND TAXES                                                       (379,309)

OTHER INCOME (EXPENSE):
  Interest expense                                                                                    (13,648)
  Other                                                                                                 12,405
                                                                                                   -----------
           Total other                                                                                 (1,243)
                                                                                                   -----------
LOSS FROM OPERATIONS BEFORE INCOME TAXES                                                             (380,552)

PROVISION (BENEFIT) FOR INCOME TAXES -
  Deferred tax benefit                                                                                (31,001)
                                                                                                   -----------
NET LOSS                                                                                            $(349,551)
                                                                                                   -----------
                                                                                                   -----------
EARNINGS PER SHARE:
  Basic:
    Net loss                                                                                        $(349,551)
                                                                                                   -----------
                                                                                                   -----------
  Weighted average common shares outstanding                                                         4,172,576
                                                                                                   -----------
                                                                                                   -----------
  Loss per share                                                                                         $0.08
                                                                                                   -----------
                                                                                                   -----------

See accompanying notes to consolidated financial statements.

AMERICABILIA.COM, INC. AND SUBSIDIARIES



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 1999
------------------------------------------------------------------------------


                                        COMMON STOCK          ADDITIONAL      RECEIVABLE        NOTES
                                     -------------------       PAID-IN           FROM         ACCUMULATED
                                     SHARES       AMOUNT       CAPITAL       SHAREHOLDERS       DEFICIT        TOTALS
BALANCE, MARCH 2, 1999
  (Date on inception)                         -     $    -      $       -      $       -       $       -      $        -

  Proceeds from issuance
    to original investors             5,000,000      5,000        495,000       (200,000)                        300,000

  Proceeds from private placement     1,000,000      1,000        989,178                                        990,178

  Stock issued in connection with
    acquisition                         100,000        100         99,900                                        100,000

  Stock options exercised                15,000         15         14,985                                         15,000

  Effect of a reverse merger accounted
    for as a recapitalization           537,690        538          (538)

  Interest income from notes
    receivable from shareholders                                                  (3,412)                        (3,412)

  Contributed services of officers
    and employees                                                  39,000                                         39,000

  Loans payable to officers exchanged
    for shareholder loans                                                          99,000                         99,000

    Net loss                                                                                    (349,551)      (349,551)
                                      ---------     ------     ----------      ---------       ----------     ----------
BALANCE,
  DECEMBER 31, 1999                   6,652,690     $6,653     $1,637,525      $(104,412)      $(349,551)     $1,190,215
                                      ---------     ------     ----------      ---------       ----------     ----------
                                      ---------     ------     ----------      ---------       ----------     ----------

See accompanying notes to consolidated financial statements.

AMERICABILIA.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
PERIOD FROM MARCH 2, 1999 TO DECEMBER 31, 1999
-------------------------------------------------------------------------------


CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net loss                                                                                                   $(349,551)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                                                34,368
    Provision for bad debts                                                                                       (150)
    Contributed services of officers and employees                                                               39,000
    Deferred income taxes                                                                                       (7,600)
    Changes in operating assets and liabilities, net of effects from acquisition of businesses:
      Increase in trade accounts receivable                                                                    (10,511)
      Increase in inventories                                                                                 (410,768)
      Increase in prepaid assets and deposits                                                                   (8,447)
      Decrease in other assets                                                                                   24,875
      Increase  in trade accounts payable and accrued expenses                                                  152,244
      Decrease in income taxes payable                                                                         (20,100)
                                                                                                             ---------
           Net cash used in operating activities                                                              (556,640)
                                                                                                             ---------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchase of property and equipment                                                                          (103,998)
  Acquisition of business, net of cash acquired                                                               (394,434)
                                                                                                             ---------
           Net cash used in investing activities                                                              (498,432)
                                                                                                             ---------
CASH FLOWS USED IN FINANCING ACTIVITIES:
  Net payments on long-term borrowings                                                                         (26,979)
  Loans from shareholders                                                                                      100,000
  Common stock issued                                                                                        1,305,178
                                                                                                             ---------
           Net cash provided by financing activities                                                         1,378,199
                                                                                                             ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                                                          323,127

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                                        -
                                                                                                             ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                                      $323,127
                                                                                                             ---------
                                                                                                             ---------

See accompanying notes to consolidated financial statements.

                                                                  (Continued)

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
  Stock issued for notes receivable                                                                          $  104,412
  Inventory acquired through loan to shareholder                                                                 34,506
  The Company purchased all of the capital stock of Unique Images for $500,000.
    In conjunction with the acquisition, liabilities were assumed as follows:
      Fair value of assets acquired through purchase of Unique Images, Inc.                                     586,128
      Cash paid for capital stock                                                                              (400,000)
                                                                                                              ---------
    Liabilities assumed through purchase of Unique Images, Inc.                                              $  186,128
                                                                                                              ---------
                                                                                                              ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -
 Cash paid during the year for:
    Interest                                                                                                 $   12,842
    Taxes                                                                                                          -

See accompanying notes to consolidated financial statements.


                                     F-7
                                                                  (Concluded)

AMERICABILIA.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS - americabilia.com, Inc., a Florida corporation (the "Company" or "americabilia"), is engaged in direct internet merchandising of American-themed collectibles, gifts, and memorabilia.
      The Company manufactures and assembles its own products and also purchases products from a number of sources. The Company's products are marketed on an internet shopping site, www.americabilia.com. The Company strives to offer its customers a broad selection of products, a convenient shopping experience, and competitive pricing. The Company commenced with organizational and operational activities on March 2, 1999 in Nevada as americabilia.com.


      On August 11, 1999, the Company acquired the outstanding capital stock of Veltre Enterprises, Inc. dba Unique Images. Unique Images designs and manufactures Hollywood and sports memorabilia for fine art and memorabilia galleries. Unique Images also provides high volume and custom picture framing services. Unique Images uses computerized joiner and mat cutting equipment. The purchase price paid for Unique Images consisted of (i) $200,000 in cash, (ii) a Promissory Note in the original principal amount of $200,000 and (iii) 100,000 shares of the Rule 506 common stock of americabilia.com Nevada. The stock was issued at its fair value on issue date of $1.00 per share or $100,000 in total. The Promissory Note was paid in full in November 1999. As part of the purchase, americabilia.com Nevada agreed to lease from Mr. Keith Veltre and his affiliates the premises that are used for Unique Images' business operations as well as certain business equipment.

      americabilia was originally organized under the laws of the state of Florida on August 22, 1989 under the name First Zurich Investments, Inc. On November 15, 1996, the name of the entity was changed to Terra International Pharmaceuticals, Inc. On September 7, 1999, the entity's name was changed to americabilia.com, Inc. On September 17, 1999, americabilia conducted a recapitalization through the merger of americabilia.com Nevada with and into Worldwide Collectibles, Inc., a Nevada corporation and a wholly owned subsidiary of americabilia was formed for the purpose of the merger. Pursuant to an Agreement of Merger dated September 14, 1999, each of the former stockholders of americabilia.com Nevada received one (1) share of Common Stock, in exchange for their shares of americabilia.com Nevada. As a result of the acquisition, a total of 6,115,000 shares of Rule 506 Common Stock were issued to the former shareholders of americabilia.com Nevada. Prior to its acquisition of americabilia.com Nevada, americabilia did not have any operations. For accounting purposes, the acquisition has been treated as a recapitalization of americabilia.com with americabilia.com as the acquirer (reverse merger). As a result of this transaction americabilia became a publicly traded company.

      The recapitalization was accounted for by adjusting common stock by $537 for the 537,690 shares of common stock held by the shareholders at the time that the entity was known as Terra International Pharmaceuticals, Inc. In addition, because the net assets of Terra International Pharmaceuticals were $0, paid in capital was decreased by an amount equal to the par value of the 537,690 shares. Prior to the reverse merger, Terra Pharmaceuticals had no operations. The companies involved in the recapitalization included Terra Pharmaceuticals, Terra's wholly-owned subsidiary, Worldwide Collectibles, and americabilia.com Nevada (the predecessor of Worldwide Collectibles). Since Unique Images is a wholly owned subsidiary of Worldwide Collectibles, it was merged into americabilia.com, Inc. as well.

      During the period ended December 31, 1999, certain shareholders provided services for the Company. The accompanying financial statements for the period ended December 31, 1999 include contributions to capital representing estimates of compensation costs for services rendered to the Company by the executive officers of the Company upon commencement of sales. These contributions, which amounted to $60,000 for the period ended December 31, 1999, were based on management's estimate of time expended on the Company's behalf by the executive officers. Such contributions have been accounted for with charges to operations and with credits net of tax effects in like amounts to paid-in capital.

      It is anticipated that payment of salaries will commence at such a time as the Company's operations have generated sufficient cash flow to enable the payment of salaries. The Company has not yet determined the amount or timing of the payment of salaries to certain of its executive personnel and will do so at the discretion of its officers and directors. The Company will continue to estimate and record compensation costs for services rendered by executive officers as charges to operations and credits in like amounts to paid-in capital.

      BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation. Results of operations of the acquisition of Unique Images, Inc., as described in Note 3, accounted for using the purchase method, are included from its date of acquisition. The period from March 2, 1999 through December 31, 1999, is herein referred to as "fiscal 1999."

      CASH AND CASH EQUIVALENTS - Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and at December 31, 1999 consist of amounts held as bank deposits.

      ACCOUNTS RECEIVABLE - The Company's accounts receivable principally result from credit sales to third-party wholesale customers. Allowances for doubtful accounts are made when management believes that accounts are uncollectible.


      INVENTORIES - Inventories, consisting primarily of framed celebrity-autographed memorabilia pictures and collectibles, are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for both raw materials and finished goods.
      The Company offers both framed memorabilia which it manufactures and products which it acquires from suppliers.


      PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments. Depreciation and amortization is provided in amounts sufficient to allocate the cost of depreciable or amortizable assets to operations over their estimated service lives or the lease term, using the straight-line method. The estimated service lives are generally as follows:

        Machinery and equipment                               5-10 years
        Vehicles                                               5-7 years
        Office furniture and equipment                         3-7 years
        Leasehold improvements                                5-10 years

      GOODWILL - The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 5 years. As of December 31, 1999, unamortized goodwill was $282,061, net of accumulated amortization of $20,147. Goodwill and other intangibles are reassessed annually to determine whether any potential impairment exists.


      RETAIL AND WHOLESALE REVENUES - Retail revenues are recognized when product is shipped. Payment is received prior to shipment of these products. Revenues are shown net of returns. The Company estimates the amounts of returns and refunds each month. Due to the shipping methods used by the Company, customers typically receive their product within one week after order placement.


      Estimated returns and refunds are recognized in the same period as sales. For the period from March 2, 1999 (Inception) through December 31, 1999, the Company recorded returns of $1,600 which approximated actual returns. The Company's refund and return policy is generally a "no questions asked" policy for thirty days after the sale provided the product is returned in "like new" condition in its original packaging box with the customer's receipt.


      The Company has arrangements with a number of its suppliers to send certain larger products directly to customers. The Company recognizes revenue from the sale of these products when product is shipped. Payment is received prior to shipment of these products. These products are manufactured by third parties, sold by the supplier to the Company and are shipped by the supplier upon the Company's request as a result of sales orders placed by the Company's customers. The title to these goods and the risks of ownership transfer to the Company upon shipment by the supplier.


      Wholesale revenues are recognized when goods are shipped.

      The Company records prepayments for goods as deferred revenue until the goods are shipped. Such prepayments are generally the result of deposits on larger wholesale orders. At December 31, 1999 there was no deferred revenue.





      COST OF SALES - Costs of sales include cost of the product plus associated freight costs to acquire and ship the product. Costs of sales also include direct labor and related payroll benefits associated with the manufacturing (for wholesale products), stocking, packaging, and shipping of products. Agent or commission fees for the sales of products are included in costs of sales. The Company had no agent or commission fees for fiscal 1999.


      ADVERTISING AND PROMOTIONAL COSTS - All advertising and promotional costs associated with advertising and promoting the Company's lines of business are expensed in the period incurred.

      IMPAIRMENT OF LONG-LIVED ASSETS - In the event that facts and circumstances indicate that the carrying value of long-lived assets, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. As of December 31, 1999, no adjustments or write-downs were required.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated their fair values because of the short maturity of these instruments. The fair value of the Company's notes payable and long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 31, 1999, the aggregate fair value of the Company's notes payable and long-term debt approximated its carrying value.

      INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability method with SFAS No. 109, deferred income taxes are required for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under
      SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

      NET INCOME PER SHARE - Basic earnings per share ("EPS") is computed by dividing the net income available to common stockholders by the weighted average of common shares outstanding during the period. Dilutive earnings per share was not presented, as its effect was not material to the financial statements for fiscal years presented. When applicable, the Company's diluted EPS will include the dilutive effect of potential stock options and certain warrant exercises, calculated using the treasury stock method.

      STOCK-BASED COMPENSATION - SFAS No. 123 provides companies with a choice to follow the provisions of SFAS No. 123 in determination of stock-based compensation expense or to continue with the provisions of the Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company continues to follow APB No. 25 and will provide pro forma disclosure as required by SFAS No. 123 in the notes to the consolidated financial statements.

      RECENTLY ISSUED ACCOUNTING STANDARDS - The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives," which is effective for fiscal years beginning after June 15, 2000. This statement defines derivatives and requires qualitative disclosure of certain financial and descriptive information about a company's derivatives. The Company will adopt SFAS No. 133 in the year ending December 31, 2001. Management has not finalized its analysis of this SFAS or the impact on the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates are used when accounting for uncollectible accounts receivable, inventory obsolescence, depreciation, taxes, contingencies, and sales returns. Actual results could differ from those estimated by management and changes in such estimates may affect amounts reported in future periods.

2.    CONCENTRATION OF CREDIT RISK

      Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from its normal business activities.

      Regarding retail accounts receivable, the Company believes that credit risk is limited due to the large number of entities comprising the Company's customer base. The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. The Company believes that credit risk beyond this amount, if any, would be negligible.

      Changes in the allowance for doubtful accounts for fiscal 1999 consist of the following:

          Beginning balance (acquired from Unique Images)               $6,914
          Recoveries of allowances                                         150
                                                                        ------
          Ending balance                                                $6,764
                                                                        ------
                                                                        ------

3.    BUSINESS COMBINATIONS

      On August 11, 1999, the Company acquired the outstanding capital stock of Veltre Enterprises, Inc. dba Unique Images. The purchase price paid for Unique Images consisted of (i) $200,000 in cash and $200,000 by delivery of a Promissory Note and (ii) 100,000 shares of common stock of the Company. The Promissory Note was paid in full in November 1999. As part of the purchase, the Company entered into leases with Mr. Keith Veltre and his affiliates for the premises being used in Unique Images' business operations and certain business equipment.

      The fair value of Unique Images' assets and liabilities at the date of acquisition are presented below.

          Cash and cash equivalents                                 $   5,566
          Accounts receivable, net                                    225,922
          Inventories                                                  35,680
          Prepaid expenses and deposits                                15,349
          Other assets                                                 36,784
          Property and equipment, net                                  64,622
          Accounts payable and accrued expenses                       (72,178)
          Income taxes payable                                        (23,649)
          Deferred taxes                                               (7,600)
          Debt                                                        (82,701)
                                                                     --------
          Net assets acquired                                       $ 197,795
                                                                     --------
                                                                     --------

      The transaction was recorded as a purchase. The resulting goodwill of $302,208 is being amortized over five years.

      On September 21, 1999, the Company merged with Terra. The shareholders of americabilia.com exchanged 100 percent of their stock for approximately 91 percent of the stock of Terra. The transaction was accounted for as a recapitalization of the Company. Terra had no assets or liabilities. At the date of the merger, the financial position of Terra reflected $397,000 of accumulated deficit and an equal amount of additional paid-in capital and common stock. Its net equity was equal to $0. Terra had no operations for the years ended 1999, 1998, or 1997.

      The following unaudited pro forma information has been prepared assuming Unique Images had been acquired as of the beginning of the period presented. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection of futures results and does not reflect synergies expected to result from the integration of Unique Images and the Company's operations. Terra had no operations for the period, and, accordingly, no separate disclosure is presented.

      Pro forma information (unaudited), for the period from March 2, 1999 through December 31, 1999, is as follows (dollars in thousands, except per share amounts):

          Sales and other income                              $ 1,350,578
                                                              -----------
                                                              -----------
          Net loss from operations                            $  (286,770)
                                                              -----------
                                                              -----------
          Loss per share from continuing operations           $      0.07
                                                              -----------
                                                              -----------

4.    INVENTORIES

      The components of inventories, for the period from March 2, 1999 through December 31, 1999, are as follows:

          Memorabilia and collectibles                    $344,886
          Raw materials                                    101,562
                                                          --------
          Total                                           $446,448
                                                          --------
                                                          --------

5.    PROPERTY AND EQUIPMENT

      The components of property and equipment as of December 31, 1999, are as follows:

          Machinery and equipment                         $ 58,400
          Vehicles                                           4,500
          Office furniture and equipment                    79,179
          Leasehold improvements                            26,541
                                                          --------
                                                           168,620
          Less accumulated depreciation and amortization    14,221
                                                          --------
          Total                                           $154,399
                                                          --------
                                                          --------


6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Accounts payable and accrued liabilities consisted of the following at December 31, 1999:

          Accounts payable and accrued expenses                                                             $210,001
          Accrued interest payable                                                                               225
          Payroll and related costs (including commissions)                                                   14,196
                                                                                                            --------
          Total                                                                                             $224,422
                                                                                                            --------
                                                                                                            --------

7.    LONG-TERM DEBT

      Long-term debt consists of the following at December 31, 1999:

          Notes payable to related parties (company shareholders), interest at 8%, due
            November 30, 2004, unsecured                                                                    $34,508

          Capitalized lease obligations with interest at 9.569% and 13.376% collateralized
            by certain manufacturing equipment                                                               20,764

          Other debt                                                                                            450
                                                                                                            -------
          Total debt                                                                                         55,722
          Less current portion                                                                                9,122
                                                                                                            -------
          Long-term debt                                                                                    $46,600
                                                                                                            -------
                                                                                                            -------

      At December 31, 1999, annual maturities on long-term debt and capitalized lease obligations were as follows:

          2000                                                   $ 9,122
          2001                                                     8,705
          2002                                                     3,387
          2003                                                         -
          2004                                                    34,508
          Thereafter                                                   -
                                                                 -------
                                                                 $55,722
                                                                 -------
                                                                 -------

8.    LEASES

      The Company leases certain office space, warehouse, and equipment. The Company paid $58,570 in rent expense for the period from March 2, 1999 through December 31, 1999. See Note 12 regarding the lease on the building for Unique Images. The Company rents its corporate offices and retail store in two adjoining spaces with monthly rentals of $3,250 and $2,250 whose leases expire in June of 2000. Commitments for minimum rentals under noncancelable leases at the end of 1999 are as follows:

                                                                                   CAPITALIZED     OPERATING
                                                                                      LEASE          LEASE
                                                                                   -----------     ----------
          2000                                                                     $   10,500      $  114,982
          2001                                                                          9,541          62,232
          2002                                                                          3,936          62,232
          2003                                                                              -          61,116
          2004                                                                              -          60,000
          Thereafter                                                                        -         280,000
                                                                                   ----------      ----------

          Total minimum lease payments                                                  23,977     $  640,562
          Less amount representing interest                                             3,213      ----------
                                                                                   ----------      ----------
          Present value of net minimum lease payments, including
            current maturities of $8,672                                           $   20,764
                                                                                   ----------
                                                                                   ----------

      Property and equipment at year-end include the following amounts for capitalized leases:

          Machinery and equipment                                  $25,251
          Less allowance for depreciation                            2,323
                                                                   -------
                                                                   $22,928
                                                                   -------
                                                                   -------

9.    STOCKHOLDERS' EQUITY

      COMMON STOCK - In June and July of 1999 through July 15, 1999, the Company issued 5,000,000 common shares valued at $.10 per share or $500,000 to the original investors of the Company. The stock was restricted from trading for a period of one year after issuance.

      During August and September of 1999, the Company issued 1,000,000 shares at $1.00 per share of its authorized, but unissued common stock in a private placement. The proceeds from the sale of stock, net of issuance costs of $9,822, totaled $990,178. The stock was restricted from trading for a period of one year after issuance.

      NOTES RECEIVABLE FROM SHAREHOLDERS - In June of 1999, the Company issued notes totaling $200,000 to six shareholders in connection with the issuance of 2,000,000 shares of stock. The stock was restricted from trading for a period of one year after issuance. The notes bear interest at 8 percent per annum with principal and interest due December 31, 2000 (see Note 12).

      EARNINGS PER SHARE - Basic Earnings Per Share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by common and common equivalent shares outstanding for the period. Options to purchase common stock, whose exercise price was greater than the average market price for the period, have been excluded from the computation of diluted EPS. For fiscal 1999, there were no dilutive options as the options would have been anti-dilutive due to the net loss for the period.

      STOCK OPTIONS - During fiscal 1999, the Company's Board of Directors adopted a stock option plan for certain employees ("Optionees") whereby Optionees are granted the right to purchase shares of the Company's common stock at a price of $1.00. The options generally vest immediately and expire one year after grant. The stock was restricted from trading for a period of one year after issuance.

      Transactions and other information relating to the plan for fiscal year 1999 are summarized as follows:


                                                                              STOCK OPTIONS
                                                            --------------------------------------------
                                                                              WEIGHTED
                                                                 SHARES       AVERAGE         PRICE

          Outstanding at March 2, 1999                              -                     $   -
            Granted                                            20,000                         1.00
            Exercised                                         (15,000)                        1.00
                                                              -------                     --------
          Outstanding at December 31, 1999                      5,000                     $   1.00
                                                              -------                     --------
                                                              -------                     --------



      The exercise price of the stock options discussed below were at the fair market value of the common stock on the date the options were granted:

         On August 11, the Company issued options to purchase 15,000 shares at $1.00 per share to three employees of the Company's subsidiary, Unique Images. The options vested immediately and were exercised in August 1999 at the market value of $1.00 per share. The stock was restricted from trading for a period of one year after issuance.

         On August 12, the Company issued options to purchase 5,000 shares at $1.00 per share to an employee of the Company. The options vested immediately and expire after August 12, 2000. The stock was restricted from trading for a period of one year after issuance.

      For purposes of the following pro forma disclosures, the weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 1999: no dividend yield; volatility of 20 percent; risk-free interest rate of three percent; and an expected term of one year. The weighted average Black-Scholes value of options granted during fiscal 1999 was $.12 per option. Had compensation cost for the

      Company's fixed stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the Company's pro forma net income and pro forma net income per share would have been as indicated below:


                                                                         PERIOD FROM
                                                                        MARCH 2, 1999
                                                                         (INCEPTION)
                                                                           THROUGH
                                                                         DECEMBER 31,
                                                                             1999
          Net loss:
            As reported                                                $  (349,551)
                                                                       -----------
                                                                       -----------
            Pro forma                                                  $  (350,771)
                                                                       -----------
                                                                       -----------
          Basic loss per share:
            As reported                                                $     (0.08)
                                                                       -----------
                                                                       -----------
            Pro forma                                                  $     (0.08)
                                                                       -----------
                                                                       -----------
          Diluted loss per share:
            As reported                                                $     (0.08)
                                                                       -----------
                                                                       -----------
            Pro forma                                                  $     (0.08)
                                                                       -----------
                                                                       -----------

10.   INCOME TAXES

      The effective tax rate varies from the U.S. Federal statutory tax rate for the period ended December 31, 1999 principally due to the following:

          U.S. federal statutory tax rate                                   (34.0)%
          Valuation allowance for deferred taxes                             25.2 %
          All other                                                           0.8 %
                                                                         ---------
          Efective tax rate                                                  (8.0)%
                                                                         ---------
                                                                         ---------

      The differences between the benefit (provision) for income taxes at the U.S. statutory rate and the Company's effective rate are summarized as follows:

          Expected benefit for income taxes                                $(100,662)
          Valuation allowance for deferred taxes                              90,156
          Non-deductible items                                               (20,495)
                                                                           ---------
          Provision for income taxes                                       $ (31,001)
                                                                           ---------
                                                                           ---------


      The benefits for taxes for the period from March 2, 1999 through December 31, 1999 consist of:

          Current benefit                                      $31,001
          Deferred benefit
                                                               -------
          Benefit for income taxes                             $31,001
                                                               -------
                                                               -------


      The tax effects of items comprising the Company's net deferred tax asset consist of the following at December 31, 1999:

          Deferred tax liabilities -
            Difference between book and tax depreciable property                      $ (8,112)

          Deferred tax assets:
            Net operating loss carryforwards                                            98,268
            Valuation allowance                                                        (90,156)
                                                                                      --------
          Net deferred tax asset                                                      $   -
                                                                                      --------
                                                                                      --------


      SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance has been established on the computed deferred tax asset at December 31, 1999 due to the uncertainties associated with realizing such assets in the future.

      The accompanying financial statements do not include a provision for state income tax as the Company's income is earned in Nevada, which does not have a corporate income tax.

11.   COMMITMENTS AND CONTINGENCIES

      LEASES - The following is a schedule of future minimum lease payments under operating leases, including those with related parties as more fully described in Note 12, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999.

         2000                                               $114,982
         2001                                                 62,232
         2002                                                 62,232
         2003                                                 61,116
         2004                                                 60,000
         Thereafter                                          280,000

      EMPLOYMENT CONTRACTS - The Company has no employment contracts with any of its executive officers other than the President of Unique Images, Inc. The contract is for five years beginning September 1999 and provides for compensation of $6,500 per month.

12.   RELATED PARTY TRANSACTIONS

      The Company leases its office space, production facilities, and certain equipment from a related party. These multiple lease agreements require base monthly payments of $8,000 at December 31, 1999, and have been classified as operating leases. These leases require the Company to provide insurance, repairs and maintenance, and to pay real estate taxes on the leased property. These leases expire at various dates through September 1, 2009. Lease expense for the year ended December 31, 1999 incurred under these agreements was $32,000.

      The Company's Chairman of the Board and the Company's President, each loaned the Company $50,000, which bears interest at the rate of 8 percent per annum and is all due and payable on November 30, 2004. In addition, the Chairman sold to the Company inventory and vehicles owned by him for a promissory note in the amount of $34,506 payable on the same terms.

      During November 1999, the Company's chairman exchanged $67,778 of his notes payable including accrued interest for the same amount of the note receivable from shareholders arising from the issuance of stock in June 1999. During fiscal 1999, the Company's president exchanged $33,889 of his note payable including accrued interest for the same amount of notes receivable arising from the issuance of stock in June 1999 (see Note 9).

13.   SEGMENT REPORTING

      The Company has two reportable segments based upon products offered: retail sales and corporate operations, and wholesale distribution and manufacturing.

      The Company evaluates each segment's performance based on segment operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

      Information pertaining to the operations of reportable segments are as follows:

         FOR THE PERIOD FROM MARCH 2, 1999 (INCEPTION)
         FOR RETAIL AND CORPORATE AND FROM AUGUST 11, 1999                               WHOLESALE
         FOR WHOLESALE, DISTRIBUTION AND MANUFACTURING                 RETAIL AND      DISTRIBUTION AND
         TO DECEMBER 31, 1999                                           CORPORATE       MANUFACTURING       TOTAL

          Revenues from external customers                              $ 294,009            $ 368,222            $ 662,231

          Intersegment revenues                                                                 89,065               89,065

          Depreciation and amortization                                    13,785                5,473               19,258

          Interest income                                                  13,491                1,363               14,854

          Intersegment interest income                                      2,449                                     2,449

          Interest expense                                                  7,987                5,661               13,648

          Intersegment interest expense                                                          2,449                2,449

          Segment (loss) income before interest and taxes                (437,946)              58,637             (379,309)

          Net (loss) income before taxes                                 (434,891)              54,339             (380,552)

          Income tax (benefit) provision                                  (50,713)              19,712              (31,001)

          Net property and equipment                                       59,902               94,497              154,399

          RECONCILIATION OF SEGMENT REVENUES TO CONSOLIDATED
          REVENUES

          Total revenues for reportable segments                                                                  $ 751,296
          Elimination of intersegment revenues                                                                      (89,065)
                                                                                                                  ---------
          Total consolidated revenues                                                                             $ 662,231
                                                                                                                  ---------
                                                                                                                  ---------

Significantly all (over 95 percent) of the Company's sales are in the United States.

                                     ******

INDEPENDENT AUDITORS' REPORT

Unique Images, Inc.

We have audited the accompanying balance sheets of Unique Images, Inc. (the "Company") as of August 10, 1999 and December 31, 1998 and 1997, and the related statements of income, stockholder's equity and cash flows for the period from January 1, 1999 to August 10, 1999 and for each of the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at August 10, 1999 and December 31, 1998 and 1997, and the results of its operations and its cash flows for the period ended August 10, 1999 and for each of the years ended December 31, 1998, 1997, and 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 5, 2000

UNIQUE IMAGES, INC.

BALANCE SHEETS
AUGUST 10, 1999 AND DECEMBER 31, 1998 AND 1997

----------------------------------------------------------------------------------------------------------------
                                                                                         DECEMBER 31,
                                                                AUGUST 10,      ----------------------------------
ASSETS                                                             1999              1998            1997

CURRENT ASSETS:
  Cash and cash equivalents                                       $  5,566          $ 34,260          $ 16,190
  Accounts receivable, net                                         225,922           143,815            99,298
  Inventory                                                         35,680            25,500            14,720
  Prepaid expenses and deposits                                     15,349             5,695             3,117
  Other assets                                                      36,784            15,584                 -
                                                                  --------          --------          --------
           Total current assets                                    319,301           224,854           133,325

PROPERTY AND EQUIPMENT, Net                                         64,622            30,803            15,617
                                                                  --------          --------          --------
TOTAL                                                             $383,923          $255,657          $148,942
                                                                  --------          --------          --------
                                                                  --------          --------          --------
LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                           $ 72,178          $ 69,900          $ 63,368
  Income taxes payable                                              23,649             9,789             5,394
  Current portion of long-term debt                                  9,229
  Notes payable                                                     63,654            68,391            12,873
  Notes payable to shareholders                                                        2,562            18,199
  Deferred taxes                                                     7,600             3,665               793
                                                                  --------          --------          --------
           Total current liabilities                               176,140           154,307           100,627

LONG-TERM DEBT, Less current portion                                 9,818                 -                 -
                                                                  --------          --------          --------
           Total liabilities                                       186,128           154,307           100,627
                                                                  --------          --------          --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:
  Common stock $1.00 par value; 1,000 shares authorized,
    issued and outstanding                                           1,000             1,000             1,000
  Retained earnings                                                196,795           100,350            47,315
                                                                  --------          --------          --------
           Total stockholder's equity                              197,795           101,350            48,315
                                                                  --------          --------          --------
TOTAL                                                             $383,923          $255,657          $148,942
                                                                  --------          --------          --------
                                                                  --------          --------          --------

See notes to financial statements.

UNIQUE IMAGES, INC.

STATEMENTS OF INCOME
PERIOD FROM JANUARY 1, 1999 TO AUGUST 10, 1999 AND YEARS ENDED
DECEMBER 31, 1998, 1997, AND 1996
-------------------------------------------------------------------------------

                                                PERIOD FROM
                                                 JANUARY 1,                          YEAR ENDED
                                                  1999 TO                            DECEMBER 31,
                                                 AUGUST 10,         ----------------------------------------------
                                                   1999                1998                1997              1996
REVENUES:
  Retail sales                                 $ 688,347           $ 966,032           $ 737,806          $ 521,807
  Cost of sales                                  420,923             695,539             588,944            401,078
                                                ---------           ---------           ---------          ---------

  Gross profit                                   267,424             270,493             148,862            120,729
                                                ---------           ---------           ---------          ---------
OPERATING EXPENSES:
  General and administrative expenses            133,357             198,126             105,988            100,251
  Depreciation and amortization                    4,980               3,862               5,300              2,970
                                                ---------           ---------           ---------          ---------
           Total operating expenses              138,337             201,988             111,288            103,221
                                                ---------           ---------           ---------          ---------
INCOME FROM OPERATIONS                           129,087              68,505              37,574             17,508

OTHER, Net                                          (158)             (2,810)              1,554               (550)
                                                ---------           ---------           ---------          ---------
NET INCOME BEFORE INCOME
  TAX PROVISION                                  128,929              65,695              39,128             16,958

PROVISION FOR INCOME TAXES                        32,484              12,660               6,187              2,584
                                                ---------           ---------           ---------          ---------
NET INCOME                                     $  96,445           $  53,035           $  32,941          $  14,374
                                               ==========           =========           =========           =========

See notes to financial statements.

UNIQUE IMAGES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
PERIOD FROM JANUARY 1, 1999 TO AUGUST 10, 1999 AND YEARS ENDED
DECEMBER 31, 1998, 1997, AND 1996
-------------------------------------------------------------------------------

                                                                      COMMON STOCK
                                                                  ----------------------        RETAINED
                                                                   SHARES       AMOUNT          EARNINGS         TOTALS
BALANCE, JANUARY 1, 1996                                             -         $ -             $   -           $   -

  Proceeds from issuance of common stock                          1,000         1,000                             1,000

  Net income                                                                                     14,374
                                                                --------       -------         ---------        --------
BALANCE, DECEMBER 31, 1996                                        1,000         1,000            14,374          15,374

  Net income                                                                                     32,941          32,941
                                                                --------       -------         ---------        --------
BALANCE, DECEMBER 31, 1997                                        1,000         1,000            47,315          48,315

  Net income                                                                                     53,035          53,035
                                                                --------       -------         ---------        --------
BALANCE, DECEMBER 31, 1998                                        1,000         1,000           100,350         101,350

  Net income                                                                                     96,445          96,445
                                                                --------       -------         ---------        --------
BALANCE, AUGUST 10, 1999                                          1,000        $1,000          $196,795        $197,795
                                                                =========      =======         =========       ==========

See notes to financial statements.

UNIQUE IMAGES, INC.

STATEMENTS OF CASH FLOWS
PERIOD FROM JANUARY 1, 1999 TO AUGUST 10, 1999 AND
YEARS ENDED DECEMBER  31, 1998, 1997, AND 1996
-------------------------------------------------------------------------------

                                                                           PERIOD FROM
                                                                            JANUARY 1,                 YEAR ENDED
                                                                             1999 TO                    DECEMBER 31,
                                                                            AUGUST 10,      ---------------------------------
                                                                              1999          1998           1997         1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $ 96,445      $ 53,035      $ 32,941      $ 14,374
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
    Depreciation and amortization                                              4,980         3,862         5,300         2,970
    Deferred income taxes                                                      3,935         3,665           260           533
    Changes in operating assets and liabilities:
      Decrease (increase) in:
        Accounts receivable                                                  (82,107)      (44,517)      (36,671)      (62,627)
        Prepaid expenses and deposits                                         (9,654)       (2,578)        2,042        (5,159)
        Inventory                                                            (10,180)      (10,780)       (3,626)      (11,094)
        Other assets                                                         (21,242)      (15,542)
      Increase from changes in -
        Accounts payable and other current liabilities                        16,180        10,886        16,136        53,697
                                                                              -------       -------       -------       -------
           Net cash (used in) provided by operating activities                (1,643)       (1,969)       16,382        (7,306)
                                                                              -------       -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                                        (38,799)      (22,224)       (4,403)      (20,555)
  Proceeds from sale of assets, net                                                          2,382
                                                                              -------       -------       -------       -------
           Net cash used in investing activities                             (38,799)      (19,842)       (4,403)      (20,555)
                                                                              -------       -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                                                                 1,000
  Proceeds from (payments on) debt, net                                       11,748        39,881           (80)       31,152
                                                                              -------       -------       -------       -------
           Net cash provided by (used in) financing activities                11,478        39,881           (80)       32,152
                                                                              -------       -------       -------       -------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                           (28,694)       18,070        11,899         4,291

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                34,260        16,190         4,291
                                                                              -------       -------       -------       -------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $  5,566      $ 34,260      $ 16,190      $  4,291
                                                                              ========     ========     =========     ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -
  Cash paid during the year for:
    Federal income tax                                                      $ 18,624      $  8,263      $  2,051      $
    Interest                                                                $  3,248      $  4,359      $  6,814      $    550


See notes to financial statements.

UNIQUE IMAGES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Unique Images, Inc. (the "Company") was incorporated on December 29, 1995. Operations commenced in January 1996. On August 11, 1999, the Company entered into a stock exchange agreement with americabilia.com, Inc., a Florida corporation. Under the stock exchange agreement, americabilia.com, Inc. acquired all of the Company's stock. The Company's former stockholder became an officer in americabilia.com, Inc.

      Unique Images provides framing and matting services to retailers including those in the memorabilia and collectibles markets. The Company has a single segment for accounting purposes.

      CASH AND CASH EQUIVALENTS - Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of amounts held as bank deposits.

      REVENUES - Revenues are recognized as the products are sold and shipped to customers.

      ADVERTISING AND PROMOTIONAL COSTS - All advertising and promotional costs associated with advertising and promoting the Company are expensed in the period incurred.

      INVENTORIES - Inventories, consisting primarily of sports memorabilia products and acrylic cases, are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for both raw materials and finished goods.

      PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the lease period or the estimated useful life of the improvements, whichever is less.

      Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains and losses are credited or charged to earnings upon disposition.

      IMPAIRMENT OF LONG-LIVED ASSETS - In the event that facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. At August 10, 1999, no write-downs were deemed necessary.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying values of cash and cash equivalents, accounts receivable, accounts payable, debt and accrued liabilities approximated their fair values because of the short maturity of these instruments.

      INCOME TAXES - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are required for the tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change in the rate is enacted.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates are used when accounting for uncollectible accounts receivable, inventory obsolescence, depreciation, and taxes, among others. Actual results could differ from those estimated by management and changes in such estimates may affect amounts reported in future periods.

2.    CONCENTRATION OF CREDIT RISK

      Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from its normal business activities.

      Regarding accounts receivable, the Company believes that credit risk is limited due to the large number of entities comprising the Company's customer base. The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. The Company had a consolidated allowance for doubtful accounts at August 10, 1999 of approximately $6,500. The Company believes any credit risk beyond this amount would be negligible.

3.    LONG-TERM DEBT AND NOTES PAYABLE

      Long-term debt consists of the following at August 10, 1999 and December 31, 1998 and 1997:

                                                                                            DECEMBER 31,
                                                                            AUGUST 10,  -------------------
                                                                              1999        1998        1997
                                                                                                      >
          Note payable to a bank, interest at 8%, due December 31,
            1999, secured by factored accounts receivable                  $63,654     $63,413     $12,873

          Capitalized lease obligations with interest at 9.569%
            and 13.376% collateralized by certain manufacturing
            equipment due in 2000 and through 2002                          18,597       4,978

          Loans from shareholders, no interest, balance payable
            upon demand                                                                  2,562      18,199

          Other debt                                                           450
                                                                          ---------    -------     --------
          Total debt                                                        82,701      70,953      31,072
          Less current portion (due within the next 12 months)              72,883      70,953      31,072
                                                                          ---------    -------     --------
          Long-term debt                                                   $ 9,818     $   -       $   -
                                                                          =========    ========    ==========

      At August 10, 1999, annual maturities based upon a year ending December 31 on long-term debt and capitalized lease obligations were as follows:

          1999                                              $67,447
          2000                                                5,436
          2001                                                5,979
          2002                                                3,839
                                                            --------
                                                            $82,701
                                                            =========

4.    LEASES

      The Company leases certain equipment and office space. Commitments for minimum rentals under noncancelable lease at August 10, 1999 are as follows:


                                                                                     CAPITAL        OPERATING
                                                                                      LEASE           LEASE
          1999                                                                        $3,550         $30,000
          2000                                                                         6,661          84,000
          2001                                                                         6,661          60,000
          2002                                                                         3,936          60,000
          2003                                                                             -          60,000
          2004                                                                             -          60,000
          Thereafter                                                                       -         280,000
                                                                                     --------      ----------
          Total minimum lease payments                                                20,808        $634,000
                                                                                                   ==========
          Less amount representing interest                                            2,211
                                                                                     -------
          Present value of net minimum lease payments, including current maturities through December 31, 1999 and 2000 of $3,343 and
            $5,436, respectively.                                                    $18,597
                                                                                    =========

      Property, plant and equipment at August 10, 1999 include the following amounts for capitalized leases:

          Machinery and equipment                                                                    $25,251
          Less allowance for depreciation                                                              1,936
                                                                                                    ---------
          Net book value of equipment under capital lease                                            $23,315
                                                                                                    =========


      See also Note 6 regarding rent expense with a related party.

5.    INCOME TAXES

      The effective tax rate varies from the U.S. Federal statutory tax rate for the period ended August 10, 1999, and for the years ended December 31, 1998, 1997, and 1996 principally due to the following:


                                                        AUGUST 10,                     DECEMBER 31,
                                                                        ----------------------------------------
                                                          1999            1998           1997           1996
          U.S. Federal statutory rate                    24.90 %         17.40 %         15.00 %        15.00 %
          Total deduct -
            All other                                     0.30 %          1.90 %          0.80 %         0.20 %
                                                        -------         -------         -------        -------
          Effective tax rate                             25.20 %         19.30 %         15.80 %        15.20 %
                                                        =======         =======         =======        =======

      The differences between the provision for income taxes at the U.S. statutory rate and the Company's effective rate are summarized as follows:


                                                      AUGUST 10,                      DECEMBER 31,
                                                                      ----------------------------------------
                                                        1999             1998           1997          1996
          Provision at U.S. statutory rate             $32,086          $11,423        $ 5,869       $ 2,543
          Non-deductible items and other                   398            1,237            318            41
                                                      ---------        ---------      ---------     ---------
          Provision for income taxes                   $32,484          $12,660        $ 6,187       $ 2,584
                                                      =========        =========      =========     =========

      The benefits for taxes for the period ended August 10, 1999 and for the years ended December 31, 1998, 1997, and 1996 consist of:


                                                      AUGUST 10,                    DECEMBER 31,
                                                                      ----------------------------------------
                                                        1999              1998          1997          1996
          Current federal                             $ 36,419          $ 16,325      $  5,927      $  2,051
          Deferred federal                              (3,935)           (3,665)          260           533
                                                      ---------        ---------      ---------     ---------
          Provision for income tax                    $ 32,484          $ 12,660      $  6,187      $  2,584
                                                      =========        =========      =========     =========

      The tax effects of items comprising the Company's net deferred tax liability consist of the following:


                                                                       AUGUST 10,          DECEMBER 31,
                                                                                     ------------------------
                                                                          1999          1998         1997

Deferred tax liability -
  Difference between book and tax depreciable property                    $7,600         $3,665          $793
                                                                        =========      =========     =========

      The accompanying financial statements do not include a provision for state income tax as the Company's income is earned in Nevada, which does not have a corporate income tax.

      SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At August 10, 1999, no valuation allowance of the net deferred tax asset was recorded.

6.    COMMITMENTS AND CONTINGENCIES

      SALE OF COMPANY - In connection with the purchase of Unique Images, americabilia.com, Inc. assumed all assets, liabilities, and leases of the Company.

      RELATED PARTY TRANSACTIONS - The Company leases its office space, production facilities and certain equipment from a related party. These multiple lease agreements require base monthly payments of $8,000 at August 10, 1999, and have been classified as operating leases. These leases require the Company to provide insurance, repairs and maintenance, and to pay real estate taxes on the leased property. These leases expire at various dates through September 1, 2009. Lease expense for the period from January 1 through August 10, 1999 under these lease agreements was $57,800. For the years ended December 31, 1998, 1997, and 1996, the rent expense was $96,000.

                                      ******
                             americabilia.com, Inc.

                  I. PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

The accompanying pro forma consolidated financial statements present pro forma information for the Company and Unique Images giving effect to the Unique Images acquisition using the purchase method of accounting. The pro forma consolidated statement of operations for the year ended December 31, 1999 are based on the historical consolidated statement of operations of the Company for the period from March 2, 1999 (date of Inception) through December 31, 1999 and the historical statement of operations for Unique Images for the year ended December 31, 1999 as if Unique Images were the predecessor company.


The pro forma adjustments are based on currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances.

The accompanying pro forma consolidated financial statement is provided for informational purposes only and are not necessarily indicative of the results that will be achieved for future periods. The accompanying pro forma consolidated statement of operations does not purport to represent what the results of operations would actually have been if the Unique Images acquisition in fact had occurred at January 1, 1999. The accompanying pro forma consolidated statement of operations and the related notes thereto should be read in conjunction with the Company's consolidated financial statements and the financial statements of Unique Images included elsewhere in this document.

AMERICABILIA.COM, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999



                                                     americabilia.com,
                                                     Inc. from March 2,
                                                     1999 (Date of          Unique Images
                                                     Inception)             for the period
                                                     through                from January 1,                           Pro Forma
                                                     December 31,           1999 to August        Adjustments         Combined
                                                     1999                   10, 1999              and eliminations    Company
                                                     -----------------      --------------        ----------------    ---------
REVENUES:
  Retail/wholesale                                     $   662,231          $   688,347                               $ 1,350,578
  Cost of sales                                            415,330              420,923                                   836,253
                                                     --------------         ------------          -----------         ------------
           Gross profit                                    246,901              267,424                                   514,325

OPERATING EXPENSES:
  General and administrative expenses                      431,301              125,412                                   556,713
  Marketing expenses                                       126,009                7,945                                   133,954
  Depreciation and amortization                             34,368                4,980               35,257 (a)           74,605
  Organization costs                                        34,532                                                         34,532
                                                     --------------         ------------          -----------         ------------
           Total operating expenses                        626,210              138,337               35,257              799,804
                                                     --------------         ------------          -----------         ------------

LOSS FROM OPERATIONS BEFORE INTEREST AND TAXES            (379,309)             129,087              (35,257)            (285,479)

OTHER INCOME (EXPENSE):
  Interest expense                                         (13,648)                                                       (13,648)
  Other                                                     12,405                 (158)                                   12,247
                                                     --------------         ------------          -----------         ------------
           Total other                                      (1,243)                (158)                                   (1,401)
                                                     --------------         ------------          -----------         ------------

LOSS FROM OPERATIONS BEFORE INCOME TAXES                  (380,552)             128,929              (35,257)            (286,880)

PROVISION (BENEFIT) FOR INCOME TAXES -
  Deferred tax benefit                                     (31,001)              32,484               (1,483) (b)
                                                     --------------         ------------          ----------- ----    ------------
NET LOSS                                               $  (349,551)         $    96,445          $   (33,774)         $  (286,880)
                                                     --------------         ------------          -----------         ------------
                                                     --------------         ------------          -----------         ------------

EARNINGS PER SHARE:
  Basic:
    Net loss                                           $  (349,551)                 n/a                               $  (286,880)
                                                     --------------         ------------                              ------------
                                                     --------------         ------------                              ------------
  Weighted average common shares outstanding             4,172,576                  n/a                                 4,222,576
                                                     --------------         ------------                              ------------
                                                     --------------         ------------                              ------------
  Loss per share                                       $      0.08                  n/a                               $      0.07
                                                     --------------         ------------                              ------------
                                                     --------------         ------------                              ------------


The accompanying notes are an integral part of these proforma consolidated financial statements.

                             americabilia.com, Inc.

         A. Notes to Pro Forma Consolidated Financial Statements

The proforma adjustments contained in the accompanying pro forma consolidated statement of operations reflect:

(a) Amortization expense for seven months on the goodwill recorded in connection with the purchase

(b) A valuation allowance was provided for the income tax benefit due to the uncertainties associated with realizing such assets in the future.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               americabilia.com, Inc.,
                                               a Florida corporation

Date:  May 3, 2000                             By: /s/ Gary Moore
                                                  ------------------------------
                                                   Gary Moore, President